UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from __________ to ___________

Commission file number 1-13648

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Balchem Corporation 401(k)/Profit Sharing Plan

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Balchem Corporation
52 Sunrise Park Road
New Hampton, NY 10958

REQUIRED INFORMATION

Financial Statements:

4.           In lieu of requirements of Items 1-3, audited financial statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal year ended December 31, 2009 are presented herein.

Exhibits:

Exhibit No. 23 - Consent of MCGLADREY & PULLEN, LLP, Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23	Consent of MCGLADREY & PULLEN, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2010	BALCHEM CORPORATION
401(k)/Profit Sharing Plan

	By:	Balchem Corporation,
Plan Administrator

	By:	/s/ Dino A. Rossi
Dino A. Rossi, President,
Chief Executive Officer

	By:	/s/ Francis J. Fitzpatrick
Francis J. Fitzpatrick,
Chief Financial Officer

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN

Financial Statements
and Supplemental Schedules

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm)

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator
Balchem Corporation 401(k)/Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Balchem Corporation 401(k)/Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and delinquent participant contributions as of December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  McGladrey & Pullen, LLP
New York, NY
June 29, 2010

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008
	2009	2008
Assets:
Investments at fair value (Note 3)	$24,374,324	$18,204,319
Receivables:
Employer contribution	538,203	516,291
Participant contributions	1,590	—
Net assets available for benefits	$24,914,117	$18,720,610

See Notes to Financial Statements.

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2009
2009
Additions to net assets attributed to:
Investment income:
Interest	$148,476
Dividends	39,150
Net appreciation in fair value of investments (Note 3)	4,614,997
4,802,623
Contributions:
Participant	1,396,245
Employer	942,768
2,339,013
Total additions	7,141,636
Deductions from net assets attributed to:
Benefits paid to participants	(928,874)
Fees	(6,116)
Other, net	(13,139)
Total deductions	(948,129)
Net increase in net assets available for benefits	6,193,507
Net assets available for benefits at beginning of year	18,720,610
Net assets available for benefits at end of year	$24,914,117

See Notes to Financial Statements.

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008

Note 1 – Description of the Plan

The following description of the Balchem Corporation 401(k)/Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is principally a participant directed, defined contribution plan covering all active employees of Balchem Corporation (the “Company”) who have 60 days of service, as defined, and are 18 years of age or older, except those who are currently covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company pays administrative and record keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation Common Stock.

Contributions

Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Such amounts may be limited by the maximum amounts allowed under Internal Revenue Service regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.  The employer matching contributions equal 35% of each participant’s elected contribution, up to a maximum of 75% of eligible compensation, and the Company may make discretionary profit-sharing contributions at the option of the Company’s Board of Directors. Matching contributions are made in Balchem Corporation Common Stock on a monthly basis based upon the closing price of the stock on the last trading day of each month and are subject to the vesting schedule described below. Included in employer’s contribution receivable as of December 31, 2009 and 2008 were discretionary Company profit sharing contributions made in February 2010 and February 2009 for the 2009 and 2008 plan years totaling $517,521, and $497,246, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contributions and plan earnings or losses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

     Vesting

Participants are 100% vested in their contributions (including rollovers) and discretionary Company profit sharing contributions, plus actual earnings or losses thereon. Vesting in the Company matching contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service, as defined. A participant becomes 100% vested after two years of service, except for employees hired as part of certain acquisitions, whose prior credited service is used in determining the vested portion of such matching contributions.

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008

Investment Options

Upon enrollment in the Plan, participants may direct employee contributions to the various investment options administered by Prudential Retirement Insurance and Annuity Company (“PRIAC”) and a maximum of 10% of a participant’s contribution to Balchem Corporation Common Stock Fund.  Employer matching contributions are made in Company stock and are directed to the Balchem Corporation Common Stock Fund.  Discretionary contributions are made from the Company’s cash reserves.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms extend up to five years or between five and ten years for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and bear interest at a fixed rate based on the prime rate plus 2% at the time of loan origination and range from 5.25% to 10.25% at December 31, 2009. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant may elect to receive annual installments over a period not to exceed the participant’s lifetime, or the joint lifetime of the participant and the participant’s spouse, or an annuity contract.

Income (Loss) Allocations

Investment income (loss) for an accounting period shall be allocated to participants’ accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account during the period.

        Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts must first be used to pay plan expenses and then, at the discretion of management, allocated subsequent to the plan year end to all active participant accounts employed at the Plan year-end. Forfeited non-vested accounts at December 31, 2009 and 2008, totaled $27,013 and $24,342, respectively.

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008

     Note 2 – Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Risks and Uncertainties

The assets of the Plan at December 31, 2009 and 2008 are primarily financial instruments which are monetary in nature. Accordingly, interest rates and market fluctuations have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index.

The investments are subject to risk conditions of the individual investments’ objectives, the stock market, interest rates, economic conditions, world affairs and, in the case of the Balchem Corporation Common Stock Fund, the results of operations and other risks specific to Balchem Corporation.

Investment Contracts

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measure attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in investment contracts through the Guaranteed Income Fund.   The Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investments as the contract value for the fully benefit-responsive investment contracts, as the contract value approximates fair value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contract.

The Guaranteed Income Fund is recorded at contract value, which approximates fair value.  Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.  For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against contract values for credit risk of contract issues or otherwise.  The average yield was approximately 2.65% for 2009 and 3.40% for 2008.  The crediting interest rate for these guaranteed funds is reset semiannually by the issuer but cannot be less than zero and was 2.65% and 3.40% at December 31, 2009 and 2008, respectively.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Pooled Separate Accounts (PSA’s) fair value is determined by a per unit value for the number of units held by the Plan at year end, much like a mutual fund, whose value is the result of the accumulated values of the underlying investments, and are valued based upon their ending net unit value (“NUV”).  This is based on information reported by the trustee using the audited financial statements of the PSA’s at year end.  The Guaranteed Income Fund is stated at contract value, which approximates fair value.  Common stocks are valued based upon quoted market prices.  Registered Investment Companies are valued based upon their ending net asset value (“NAV”). Participant loans are valued at their outstanding balances, which approximate fair value.

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that could affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Subsequent Events

We monitor significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued.  All subsequent events of which we are aware were evaluated through the filing date of this Form 11-K.

Recent Accounting Pronouncements

The Company adopted the Financial Accounting Standards Board (“FASB”) guidance related to the FASB Accounting Standards Codification (“ASC”) and the Hierarchy of Generally Accepted Accounting Principles (“GAAP”).  This guidance identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are prepared in conformity with GAAP in the United States of America.  It replaces prior guidance related to the hierarchy of GAAP and established the ASC as the source of authoritative accounting principles by the FASB.  Rules and interpretive releases from the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for all SEC registrants.  The adoption of this guidance did not have any impact on the Plan’s financial statements.

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008

In April 2009, the FASB issued additional guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not considered orderly.  The additional guidance was effective for interim and annual reporting periods ending after June 15, 2009.  The adoption of this provision had no material impact to the Plan’s financial statements.

In May 2009, the FASB issued guidance addressing accounting for and disclosure requirements of events or transactions that occur after the balance sheet date, but before the financial statements are issued.  The Plan adopted the guidance as of December 31, 2009, as it was effective for interim and annual periods ending after June 15, 2009.  In February 2010, the FASB issued accounting guidance that, among other things, requires management to evaluate subsequent events through the date the financial statements are issued with the SEC and no longer requires that an SEC filer disclose the date through which subsequent events have been reviewed.  The Company adopted the amendments upon issuance with no material impact to the Plan’s financial statements.

In September 2009, the FASB issued new guidance for the fair value measurement of investments in certain entities that calculate NAV per share. The new guidance permits, as a practical expedient, a reporting entity to measure the fair value of an investment on the basis of the NAV per share of the investment if the NAV is calculated in a manner consistent with the measurement principles for Investment Companies. This guidance requires disclosure by major category of investment about the attributes of investments, such as the nature of the restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The adoption of this guidance did not have material effect on the Plan’s financial statements.

In January 2010, the FASB released accounting guidance that requires new fair value measurement classification disclosure and clarifies existing disclosures.  The guidance requires disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy, and separate disclosure about purchases, sales, issuances and settlements relating to Level 3 measurements.  It also clarifies the existing fair value disclosures regarding valuation techniques, inputs used in those valuation models and at what level of detail fair value disclosures should be provided.  The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level 3 activity, which is effective for interim and annual periods beginning after December 15, 2010.  The guidance is not expected to materially impact the Plan’s current fair value disclosures.

Note 3 – Fair Value Measurements

Fair Value Measurements

As of January 1, 2008, the Plan adopted ASC 820, “Fair Value Measurements and Disclosures” for its investments.   ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the input used in measuring fair value as follows:

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Market data or assumptions about risk and the risks inherent in the inputs are used in the valuation technique.  These inputs can be readily observable, market corroborated or generally observable.  Primarily the market approach for recurring fair value measurements is applied and also endeavors to utilize the best available information.  Accordingly, the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs are utilized.   Fair value balances have been classified based on the observance of those inputs into the fair value hierarchy levels as set forth in the fair value accounting guidance.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Balchem Corporation Common Stock: Valued at the closing price as quoted on the Nasdaq Global Market on the last business day of the Plan year and is classified as a Level 1 investment.

Registered Investment Companies: Valued at the NAV of shares held by the Plan at year end and are classified as Level 1 investments.

Pooled Separate Accounts: Valued at a per unit value for the number of units held by the Plan at year end, much like a mutual fund, whose value is the result of the accumulated values of the underlying investments and are classified as Level 2 investments.

Guaranteed Income Fund: Valued at contract value, which approximates fair value and is classified as a Level 2 investment.

Participant loans: Valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

Assets at Fair Value as of December 31, 2009
	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common Stock of Balchem Corporation	$8,803,919			$8,803,919
LN AP Fund	36			36
Registered Investment
Companies:
Large cap funds	452,956
Mid cap funds	243,290
Small cap funds	15,991
International/Global funds	279,306
Fixed income funds	51,201
Total Registered Investment
Companies	1,042,744			1,042,744
Pooled Separate Accounts:
Large cap funds		2,478,078
Mid cap funds		638,351
Small cap funds		905,285
International/Global funds		1,571,455
Blended funds		3,848,274
Fixed income funds		114,963
Total Pooled Separate Accounts:		9,556,406		9,556,406
Guaranteed Income Fund		4,301,558		4,301,558
Participant Loans			669,661	669,661
Total Assets at Fair Value	$9,846,699	$13,857,964	$669,661	$24,374,324

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008

Assets at Fair Value as of December 31, 2008
	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common Stock of Balchem Corporation	$6,857,301			$6,857,301
Pooled Separate Accounts		7,355,821		7,355,821
Guaranteed Income Fund		3,462,395		3,462,395
Participant Loans			528,802	528,802
Total Assets at Fair Value	$6,857,301	$10,818,216	$528,802	$18,204,319

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Level 3 Assets Year Ended December 31, 2009
Participant loans
Balance, beginning of year	$528,802
Purchases, sales, issuances and settlements (net)	140,859
Balance, end of year	$669,661

Fair Value of Investments in Certain Entities that Calculate Net Asset Value per Share (or its equivalent, NUV)

The Plan’s investment in Pooled Separate Accounts has no restrictions on the NAV price, or its equivalent. There are no known or anticipated redemptions, no unfunded commitments, and no notice is required to sell the shares/units at any given time.

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008

Note 4 – Investments

Investments at December 31, 2009 and 2008 consisted of:

	2009	2008
Guaranteed Income Fund and LN AP Fund	$4,301,594	$3,462,395
Registered Investment Companies	1,042,744	0
Pooled separate accounts	9,556,406	7,355,821
Balchem Corporation Common Stock*	8,803,919	6,857,301
Participant loans	669,661	528,802
	$24,374,324	$18,204,319

       The following represents investments that represent 5% or more of the Plan’s net assets:

	2009	2008
Balchem Corporation Common Stock*	$8,803,919	$6,857,301
Guaranteed Income Fund	4,301,558	3,462,395
Dryden S&P 500 Index Fund	1,948,943	1,763,035
Prudential Lifetime Balanced Fund	1,305,758	1,039,607

* A portion of the Balchem Corporation Common Stock is non-participant directed.

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Registered Investment Companies	$1,367
Pooled separate accounts	2,285,481
Balchem Corporation Common Stock	2,328,149
$4,614,997

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008

Note 5 – Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments are as follows:

	2009	2008
Balchem Corporation Common Stock	$7,617,736	$5,923,071

Year ended December 31, 2009
Change in net assets:
Contributions	$449,338
Dividends and interest	30,324
Net appreciation	2,011,961
Benefits paid to participants	(146,516)
Transfers to participant-directed investments	(650,442)
Net increase	1,694,665
Net assets at beginning of year	5,923,071
Net assets at end of year	$7,617,736

      Note 6 – Related-Party Transactions

As of December 31, 2009 and 2008, the Plan held 394,088 and 412,925 shares of Balchem Corporation common stock, respectively, with a market value of $8,803,919 and $6,857,301 at December 31, 2009 and 2008, respectively. The aforementioned share information has been adjusted to reflect the December 2009 three-for-two stock split, which was effected by means of a stock dividend, initiated by the Company. Certain Plan investments are shares of various funds managed by PRIAC.  PRIAC is the trustee of the Plan and, therefore, these transactions are considered related-party transactions.

Note 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 8 – Income Tax Status

The Plan has received a favorable determination letter dated March 22, 1999 from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the Internal Revenue Code (“IRC”) and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008

The FASB issued new guidance on accounting for uncertainty in income taxes. The Plan adopted this new guidance for the year ended December 31, 2009. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.

Note 9 – Delinquent Participant Contributions

During 2009, the Plan sponsor inadvertently failed to deposit approximately $1,590 of participant deferrals within the required timeframe as stated by the United States Department of Labor (“DOL”).  The DOL considers late deposits to be prohibited transactions.  The Plan sponsor will file Form 5330 and pay applicable excise tax.  The excise tax payments will be made from the Plan sponsor's assets and not from assets of the Plan.  The Plan sponsor made the participants whole in April 2010, paying the deferred amount as well as interest for lost earnings.

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Supplemental Information
December 31, 2009

Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51 $0
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected $1,590	Contributions Corrected Outside VFCP $0	Contributions Pending Corrections in VFCP $0

BALCHEM CORPORATION
401(k)/PROFIT SHARING PLAN
Supplemental Information
December 31, 2009

Schedule H, Part IV, Line 4(i) – Schedule of Assets
Held at End of Year

Identity of issue,	Description of investments including maturity date,	Current
borrower, lessor or similar party	rate of interest, collateral, par or maturity value	value (3)
Prudential Retirement Insurance and Annuity Company	Units of participation in Guaranteed Income Fund –
Guaranteed Income Fund (1)	117,733 units, $36.54 per unit	$4,301,558
Prudential Retirement Insurance and Annuity Company	Units of participation in Small Cap Growth / Times Square Fund -
Small Cap Growth / Times Square Fund (1)	27,585 units, $24.64 per unit	679,828
Prudential Retirement Insurance and Annuity Company	Units of participation in Oppenheimer Global Fund -
Oppenheimer Global Fund (1)	10,334 units, $70.09 per unit	724,295
Prudential Retirement Insurance and Annuity Company	Units of participation in Mid-Cap Growth / Artisan Partners Fund -
Mid-Cap Growth / Artisan Partners Fund (1)	51,540 units, $12.39 per unit	638,351
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Income & Equity Fund –
Lifetime Income & Equity Fund (1)	2,407units, $16.94 per unit	40,765
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Conservative Fund –
Lifetime Conservative Fund (1)	29,391 units, $16.29 per unit	478,850
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Balanced Fund –
Lifetime Balanced Fund (1)	82,618 units, $15.80 per unit	1,305,758
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Growth Fund –
Lifetime Growth Fund (1)	41,949 units, $15.90 per unit	667,148
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Aggressive Fund -
Lifetime Aggressive Fund (1)	11,166 units, $15.38 per unit	171,734
Prudential Retirement Insurance and Annuity Company	Units of participation in Large Cap Growth/Turner Investment Fund -
Large Cap Growth/Turner Investment Fund (1)	47,347 units, $11.18 per unit	529,135
Prudential Retirement Insurance and Annuity Company	Units of participation in Janus Advisor Balanced Fund –
Janus Advisor Balanced Fund (1)	29,195 units, $40.56 per unit	1,184,019
Prudential Retirement Insurance and Annuity Company	Units of participation in International Blend / Artio Fund -
International Blend / Artio Fund (1)	42,996 units, $19.70 per unit	847,160
Prudential Retirement Insurance and Annuity Company	Units of participation in Goldman Sachs Small Cap Value (Class A) Fund -
Goldman Sachs Small Cap Value (Class A) Fund (1)	4,681 units, $48.17 per unit	225,457
Prudential Retirement Insurance and Annuity Company	Units of participation in Dryden S&P 500 Index Fund –
Dryden S&P 500 Index Fund (1)	27,849 units, $69.98 per unit	1,948,943
Balchem Corporation Common Stock (1)(2)(4)	Units of participation in Balchem Corporation Common Stock –
	394,088 units, $22.34 per unit	8,803,919
Prudential Retirement Insurance and Annuity Company	Units of participation in Core Plus Bond / Reams Fund –
Core Plus Bond / Reams Fund (1)	6,011 units, $19.13 per unit	114,963
Columbia Dividend Income A Fund	Shares of a Mutual Fund - Columbia Dividend Income A Fund -
	38,224 shares, $11.85 per share	452,956
Oppenheimer International Bond A Fund	Shares of a Mutual Fund - Oppenheimer International Bond A Fund -
	20,029 shares, $6.40 per share	128,183
Janus Advisor Perkins Mid Cap Value Fund	Shares of a Mutual Fund - Janus Advisor Perkins Mid Cap Value Fund –
	12,293 shares, $19.79 per share	243,290
Columbia Small Cap Index A Fund	Shares of a Mutual Fund - Columbia Small Cap Index A –
	1,152 shares, $13.88 per share	15,991
Dreyfus International Stock Index Fund	Shares of a Mutual Fund - Dreyfus International Stock Index Fund –
	10,635 shares, $14.21 per share	151,123
Dreyfus Bond Market Index Fund	Shares of a Mutual Fund - Dreyfus Bond Market Index Fund –
	4,971 shares, $10.30 per share	51,201

LN AP Fund	$36 of unallocated cash.	36

Participant loans (1)	Interest rates range from 5.25% to 10.25%	669,661
	Total	$24,374,324

(1)	Parties-in-interest
(2)	See accompanying report of independent registered public accounting firm.
(3)	All investments held are participant directed except for 53,097 shares/units of Balchem Corporation Common Stock with a cost of $355,750 and fair market value of $1,186,183 as of December 31, 2009.
(4)	All per share (unit) information has been adjusted to reflect the December 2009 three-for-two stock split (effected by means of a stock dividend) initiated by the Company.